Exhibit 99.1

Encova Insurance Leverages Sapiens to Streamline Testing and Improve Software Quality

First deployment of new automated testing services enhances efficiency for workers’ compensation operations

Rochelle Park, NJ, September 10, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the first implementation of Sapiens’ Automated Testing Services (ATS).

Encova Insurance, a multi-line mutual insurer serving the Midwest and Mid-Atlantic regions, expanded its partnership with Sapiens by deploying the new ATS for its existing CoreSuite for Workers’ Compensation solution. ATS is designed to help insurers shorten testing cycles, improve software quality, and free internal resources for higher-value initiatives.

Encova selected Sapiens to address the time-intensive demands of regression testing for system upgrades, which were impacting the company’s ability to frequently execute new releases. ATS empowers Encova with access to Sapiens’ pre-built automated regression test suite. It is regularly updated with each product release, as well as customized test cases tailored to Encova’s unique operational environment.

The result will be a significant reduction in testing time and greater consistency in test coverage and repeatability, supporting faster, higher-quality software releases.

“Sapiens continues to be a valued partner and Automated Testing Services is the latest example of how they proactively empower us to modernize our operations,” said Ramu Lingala, Encova Executive Vice President and Chief Information Officer. “Sapiens’ ATS will reduce our testing effort, improve the quality of our releases, and free us up for business-critical and strategic priorities.”

The service utilizes Microsoft Playwright, an open-source, industry-recognized testing tool, integrated with a custom framework developed by Sapiens. Alongside base product test coverage, Encova will benefit from personalized support, including training to develop automated test cases for their customized code, further increasing operational flexibility.

“We’re proud to deepen our relationship with Encova through the launch of our Automated Testing Services,” said Roni Al-Dor, President and CEO of Sapiens. “By reducing the time and resources required for testing and improving software quality, ATS will enable our clients to upgrade more frequently, respond faster to market demands, and enhance their operational resilience.”

The implementation began in April 2025, with the first round of automated tests planned to support Encova’s next upgrade in October.

Sapiens CoreSuite for Workers’ Compensation is a full-featured, cloud-enabled, digital solution for large insurers. It includes PolicyPro and ClaimsPro components.

About Encova Insurance

Encova Insurance provides commercial, auto and home insurance. A super-regional carrier ranked in the top 25 mutual insurance companies in the United States, Encova is rated A (excellent) by AM Best, the leading provider of insurer ratings. Encova includes more than 1,100 associates writing in 27 states and Washington, D.C., premiums in excess of $1.3 billion, a surplus in excess of $2.2 billion and assets in excess of $5.4 billion. The group markets insurance solutions through more than 2,000 independent agencies in the Midwest, Northeast and South. Learn more at www.encova.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with our innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

On August 12, 2025, Sapiens announced that it entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in cash, valuing Sapiens at approximately $2.5 billion.

For more information, visit https://sapiens.com, or follow us on LinkedIn.

Investor and Media Contact

Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com